MANSON CREEK RESOURCES LTD.


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH. D.C.
213
SECTION


05008737

INTERIM FINANCIAL STATEMENTS

2nd Quarter Reports
March 31, 2005

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

Phone: (403) 233-0464
Fax: (403) 266-2606
www.manson.ca

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at March 31, 2005 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the six month periods ended March 31, 2005 and March 31, 2004.

MANSON CREEK RESOURCES LTD.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

	March 31 2005	September 30 2004
ASSETS		
CURRENT		
Cash and cash equivalents Note 2	$ 900,927	$ 188,697
Accounts receivable	5,472	8,747
Due from related parties	13,160	436
Prepaids	15,563	12,555
	935,122	210,435
INVESTMENTS AND OTHER ASSETS Note 3	42,653	42,653
MINERAL PROPERTIES AND EQUIPMENT Schedule	565,486	1,069,505
	$ 1,543,261	$ 1,322,593
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 24,574	$ 27,205
Due to related parties	10,496	7,421
Asset retirement obligation Note 1	20,000	-
	55,070	34,626
SHAREHOLDERS' EQUITY		
CAPITAL STOCK Note 4		
Issued: 23,514,775 common shares, (Sept.30,2004 - 16,420,402)	7,629,759	7,124,199
CONTRIBUTED SURPLUS Note 4	391,334	91,334
DEFICIT	(6,532,902)	(5,927,566)
	1,488,191	1,287,967
	$ 1,543,261	$ 1,322,593

Commitments Note 6

Approved on behalf of the Board

"Regan Chernish" Regan Chernish, President and Director

"Jean Pierre Jutras" Jean Pierre Jutras, Vice-President and Director

See accompanying notes to the financial statements

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended March 31, 2005	Three months ended March 31, 2004	Six months ended March 31, 2005	Six months ended March 31, 2004
REVENUE				
Interest and other	$ **1,134**	$ 2,035	$ **2,039**	$ 3,669
EXPENSES				
General and administrative	**34,439**	24,243	**53,813**	45,186
Reporting to shareholders	**5,201**	8,904	**5,201**	8,904
Professional fees	**1,488**	2,717	**6,765**	8,033
Stock exchange and transfer agent fees	**1,825**	2,417	**3,749**	3,912
Depreciation	**789**	576	**1,577**	934
	43,742	38,857	**71,105**	66,969
LOSS BEFORE THE UNDERNOTED	**(42,608)**	(36,822)	**(69,066)**	(63,300)
Write-down of mineral properties	**(3,125)**	-	**(536,270)**	-
Mineral property proceeds in excess of carrying cost	**-**	-	**-**	2,500
NET LOSS	**(45,733)**	(36,822)	**(605,336)**	(60,800)
DEFICIT, beginning of period	**(6,487,169)**	(5,830,663)	**(5,927,566)**	(5,806,685)
DEFICIT, end of period	$ **(6,532,902)**	$ (5,867,485)	$ **(6,532,902)**	$ (5,867,485)
LOSS PER SHARE				
-basic and diluted	$ **0.00**	$ 0.00	$ **(0.03)**	$ 0.00
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and diluted	**18,448,817**	15,370,402	**17,429,067**	15,370,402

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)

	Three months ended March 31, 2005	Three months ended March 31, 2004	Six months ended March 31, 2005	Six months ended March 31, 2004
Increase (decrease) in cash and cash equivalents				
OPERATING ACTIVITIES				
Interest and other income received	$ **1,135**	$ 2,035	$ **2,039**	$ 3,669
Cash operating expenses	**(56,123)**	(47,234)	**(85,429)**	(52,777)
	(54,988)	(45,199)	**(83,390)**	(49,108)
FINANCING ACTIVITIES				
Exploration incentives received	**4,901**	-	**4,901**	-
Private placement proceeds	**750,000**	-	**750,000**	-
Share issue costs	**(26,280)**	-	**(26,280)**	-
Options and warrants exercised	**81,840**	-	**81,840**	-
	810,461	-	**810,461**	-
INVESTING ACTIVITIES				
Mineral property additions	**(10,301)**	(11,021)	**(14,841)**	(21,195)
Proceeds on sale of mineral property	**-**	-	**-**	2,500
	(10,301)	(11,021)	**(14,841)**	(18,695)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**745,172**	(56,220)	**712,230**	(67,803)
CASH AND CASH EQUIVALENTS:				
Beginning of period	**155,755**	299,473	**188,697**	311,056
End of period	$ **900,927**	$ 243,253	$ **900,927**	$ 243,253

Supplementary Information:
Interest and taxes
No cash was expended on interest or taxes during the periods ended March 31, 2005 and March 31, 2004.

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE SIX MONTH PERIODS ENDED MARCH 31, 2005 AND MARCH 31, 2004
(Unaudited - prepared by management)

2005		Yukon			British Columbia	
Exploration and development expenditures:	**Total**	**NAD**	**Tanner**	**JRS**	**CR Property**	**Other**
Balance September 30, 2004	$ 997,982	$ 510,144	$ 207,850	$ 202,651	$ 77,337	$ -
Geological consulting	7,078	-	887	-	6,191	-
Geochemical analysis	4,571	-	219	-	4,352	-
Asset retirement obligation Note1	20,000	-	10,000	10,000	-	-
Exploration incentives	(4,901)	-	(4,901)	-	-	-
Mineral property write-offs	(510,144)	(510,144)	-	-	-	-
Balance March 31, 2005	514,586	-	214,055	212,651	87,880	-
Property acquisition costs:						
Balance September 30, 2004	61,750	23,000	25,190	885	12,675	-
Costs incurred	6,378	-	-	-	3,252	3,126
Mineral property write-offs	(26,126)	(23,000)	-	-	-	(3,126)
Balance March 31, 2005	42,002	-	25,190	885	15,927	-
Total mineral properties March 31, 2005	$ 556,588	$ -	$ 239,245	$ 213,536	$ 103,807	$ -
Equipment	18,558					
Accumulated depreciation	(9,660)					
Total mineral properties and *equipment March 31, 2005*	$ 565,486					

2004		Yukon			British Columbia	
Exploration and development expenditures:	**Total**	**NAD**	**Tanner**	**JRS**	**CR**	**Kendall**
Balance September 30, 2003	$ 913,475	$ 510,144	$ 200,680	$ 202,651	$ -	$ -
Geological consulting	797	-	797	-	-	-
Balance March 31, 2004	914,272	510,144	201,477	202,651	-	-
Property acquisition costs:						
Balance September 30, 2003	39,075	23,000	15,190	885	-	-
Costs incurred	17,500	-	10,000	-	2,500	5,000
Balance March 31, 2004	56,575	23,000	25,190	885	2,500	5,000
Total mineral properties March 31, 2004	$ 970,847	$ 533,144	$ 226,667	$ 203,536	$ 2,500	$ 5,000
Equipment	15,107					
Accumulated depreciation	(6,704)					
Total mineral properties and *equipment March 31, 2004*	$ 979,250					

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation

These unaudited interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2004, except for the adoption of the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Management has estimated that the Company will have adequate funds from existing working capital to meet is obligations, including all payments related to properties, for the coming year. If the Company is to expand its exploration plans significantly, it will require additional financing.

Asset Retirement Obligations

Effective October 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis. The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary. An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

As at March 31, 2005 the Company has recorded an estimated current obligation of $20,000 for the removal of oil drums and miscellaneous items from its camp in the Yukon. While the Company is not legally liable for clean-up at this point in time, management has determined that it will include this clean-up in its summer exploration plans. Management has estimated that discounted clean-up obligations for future periods are not significant.

2. Restricted Cash and Cash Equivalents

Included in cash and cash equivalents is the $150,000 proceeds received for the issuance of flow-through shares. This cash is to be utilized to incur qualifying exploration expenditures in accordance with Canadian income tax legislation.

3. Investments and other assets

	March 31, 2005	September 30, 2004
Investments (fair value$33,000, September 30, 2004 - $23,000)	**$22,412**	$22,412
Mineral exploration deposit	**14,000**	14,000
Non-current prepaid expenses	**6,241**	6,241
	$42,653	$42,653

4. Capital Stock and Contributed Surplus

a) Issued

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2004	16,420,402	$7,124,199	$ 91,334
Private placement (net of issue costs of $26,280)	6,525,973	423,720	300,000
Warrants exercised	500,000	75,000	-
Options exercised	68,400	6,840	-
Balance March 31, 2005	**23,514,775**	**$7,629,759**	**$ 391,334**

During the six months ended March 31, 2005, the Company closed a non-brokered private placement consisting of 5,454,545 non-flow-through units at $0.11 per unit and 1,071,428 flow-through units at $0.14 per unit. Each of the 5,454,545 units was comprised of one common share and one share purchase warrant that may be exercised to purchase one common share at $0.14 per share until March 7, 2007. Each of the 1,071,428 units was comprised of one flow-through common share and one warrant that may be exercised to purchase one non-flow-through common share at $0.14 per share until March 7, 2007. The 6,525,973 warrants issued pursuant to the private placement were valued at $300,000 and this amount is included in contributed surplus.

Pursuant to the issue of flow-through shares, the Company is required to renounce to the flow-through share investors certain tax deductions associated with mineral exploration costs incurred. When these expenditures are renounced in accordance with Canadian income tax legislation, share capital will be reduced by the tax effect of these renounced expenditures and a future tax liability will be recorded. As the Company has unrecognized future tax assets, this liability can be extinguished as losses are incurred through the recognition of a future tax recovery in the statement of operations.

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – prepared by management)

4. **Capital Stock** *(continued)*

b) Stock options and warrants

i) Stock options

The Company has an option plan, (the Plan), that authorizes reserving for issuance up to 10% of the issued and outstanding common shares. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.

No options were granted or cancelled during the six months ended March 31, 2005. Stock options to acquire 68,400 shares were exercised at $0.10 per share during the six months ended March 31, 2005. The following summarizes outstanding options, including expiries, at March 31, 2005, all of which vested immediately upon granting:

Number of options	Price	Expiry date
931,600	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
1,386,600		

ii) Warrants

Warrant transactions during the six months ended March 31, 2005 are summarized below:

	Number of warrants	Price	Expiry date
Balance September 30, 2004	500,000	$0.15	December 24, 2005
Exercised	(500,000)	$0.15	December 24, 2005
Issued pursuant to Private Placement (note 4(a))	6,525,973	$0.14	March 7, 2007
Balance March 31, 2005	**6,525,973**	$0.14	March 7, 2007

5. **Related Party Transactions**

During the six months ended March 31, 2005, the Company billed companies related by virtue of certain common officers and directors $17,000 for their share of base office lease costs and $20,000 for their share of lease operating and miscellaneous costs. Related party receivables relate to a portion of these charges and goods and services tax thereon.

A company related by virtue of certain common officers and directors billed the Company for its share of certain general and administrative costs and allocated secretarial salaries. The total billed for the six months ended March 31, 2005 was $17,500. Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the six months ended March 31, 2005 was $18,000. Related party payables at period end related to a portion of these administrative and consulting charges plus goods and services taxes thereon.

Related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

6. **Commitments**

Office Lease

The company has office lease commitments in the following amounts for the fiscal years ended September 30:

2005	$48,600
2006	$48,600
2007	$12,200

The Company is also committed to pay lease operating costs that vary from year to year, but aggregated approximately $39,000 during the year ended September 30, 2004. The Company subleases office space to three companies, related by virtue of certain common officers and directors that, in aggregate, contribute 70% of the aforementioned lease amounts as well as 70% of lease operating costs.

6. Commitments (continued)

Mineral Properties
CR Property, British Columbia
During the year ended September 30, 2004, the Company entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia. The agreement requires that the Company make the following cash payments and issue common shares in order to acquire the property as follows:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June 30, 2004(paid/issued)	$ 5,000	50,000
June 30, 2005	$15,000	50,000
June 30, 2006	$15,000	100,000
June 30, 2007	$15,000	100,000
June 30, 2008	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$92,500	575,000

The Company may acquire 1.0% of the vendor's retained 1.5% net smelter returns royalty in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The agreement can be terminated at any time by the Company without the requirement to issue any shares or make any payments specified in the agreement that pertain to the period after termination.

See also Note 7 below.

7. Subsequent Event
Subsequent to period end the Company entered into an agreement with a non-related corporation to acquire ten staked claims located 50 kilometers north of Whitehorse, Yukon. The Company paid the vendor $5,000 upon signing the agreement, and will conduct a due diligence field program on the property prior to July 31, 2005 in order to decide whether to proceed with exploration on the property. Should the Company decide to proceed, it can acquire a 100% interest in the property, subject to a 2.0% net smelter returns royalty, by paying the vendor in staged payments over five years a total of $70,000 cash and 450,000 of its capital stock. The Company can terminate the agreement without penalty at any time, provided that they have given proper and timely notice to the vendor, and will not be responsible for any payments due after the termination date.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED MARCH 31, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the six months ended March 31, 2005 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting principles. The effective date of this MD&A is May 10, 2005. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to a mineable stage or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Yukon

The Company had been concentrating its exploration efforts during the three fiscal years ended September 30, 2002 on properties located in the southern Wernecke Mountains of the Yukon Territory, approximately 110 kilometers northeast of Mayo. The Company holds 100% of all Yukon properties carried on its books at March 31, 2005. Subsequent to period end the Company entered into an agreement to acquire another property in the Yukon - Cuprum. The minerals of interest in the Yukon region are copper, gold, silver, lead and zinc.

a) Tanner

The Company had acquired 8 claims located in the Mayo mining district pursuant to an acquisition agreement dated June 18, 2001. The vendor has retained a 2% standard Net Profits Interest in the property which may be purchased by the Company for $600,000. The Company has staked an additional 106 claims in the area. In June of 2002 two drill holes totaling 306 meters were drilled approximately 750 meters apart. Analytical data has revealed anomalous values of precious and base metals as well as pathfinder elements considered to be indicative of Sedex style mineralization. Precious and base metal indications include values ranging from 0 to 0.15 g/t gold, 3.8 g/t silver and 1370 ppm zinc throughout select sampled intervals of up to 1 meter in the first two drill holes on the Tanner Target.

In August, 2004 the Company completed two reconnaissance soil traverses in the central and southeast portion of the property. The Company had budgeted approximately $40,000 for this summer exploration program, however only $9,000 was expended, allowing the budget for the CR British Columbia property to be expanded. The soil traverses will serve as an orientation and a test to see if a larger program of soil sampling and mapping is warranted. The Company was pleased with the results of the reconnaissance soil program, which confirm the presence of elevated base and precious metals in the system, and suggest Zinc and Copper values are increasing in the southeast part of the property.

The Company will undertake a soil sampling/prospecting program with a budget of approximately $15,000 this summer that will be similar to the summer 2004 program. The Company will continue efforts to attract a partner to this property.

Yukon Mineral Properties (continued)

b) JRS

The JRS claims were staked in the summer of 2001. The property consists of 25 claims covering 522 hectares. During the 2002 exploration program, three drill holes totaling 385 meters were drilled approximately 130 meters apart. The 2002 drilling positively identified a new mineralized VMS, (volcanogenic massive sulphide) style occurrence. Numerous intervals of pyrite dominated syngenetic massive sulphide that were intersected carry precious and base metals. Gold values ranged from 0 to 0.38 g/t, silver ranged from 0 to 27.6 g/t, zinc ranged from 0 to 2600 ppm and copper values ranged from 0 to 2760 ppm. Massive sulphide intervals intersected in the initial three drill holes ranged between 2 to 50 centimeters in thickness. Occurrence of intrusion-related type gold-arsenopyrite veins has also been recognized on the property to date. These veins represent an additional exploration target aside from the VMS system. In an effort to preserve cash, the Company determined that it would not carry out an exploration program on this property in fiscal 2004. There has been recent interest by another industry player in adjoining properties, and the Company is evaluating attracting possible joint venture partners.

c) NAD

Management continues to believe that the property has promise from a grass roots perspective. However, after evaluating the property in the quarter ended December 31, 2004, Management determined that exploration programs would be better devoted to other properties in its portfolio. As a result, although claims continue to be current on the property, Management decided to write-off the accumulated acquisition and exploration costs during the three months ended December 31, 2004.

d) Cuprum

The Company has entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

The details of the agreement are as follows:

1) The Company will have the right to terminate the agreement at any time without further payments or work commitments provided that proper notification is provided
2) The Company must pay $5,000 upon signing, (paid in May, 2005)
3) The Company will conduct a due diligence field program on the property prior to July 31, 2005 and will decide at this point whether to proceed with the project. The Company has budgeted approximately $8,000 for this program. Should the Company determine that the project is not satisfactory, the agreement can be terminated at this point without the need to make payments outlined in 4) below.
4) Once the Company has decided to proceed with the project pursuant to the due diligence field program, and until the Company gives notice of termination of the agreement, it will be required to make the following payments in cash and common shares of the Company:

Date	Cash Payment	Shares issued
October 31, 2005	$ 5,000	50,000
October 31, 2006	$15,000	50,000
October 31, 2007	$15,000	100,000
October 31, 2008	$15,000	100,000
October 31, 2009	$20,000	150,000
Total potential payments	$70,000	450,000

Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5% would be purchasable at the discretion of the Company for $1,500,000.

Should the due diligence field program be positive, the company will undertake detailed mapping, soil sampling, possibly trenching and ground magnetic surveys on the property in mid-summer, with a budget of approximately $30,000.

British Columbia

a) CR Property

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Ominica Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $7,500 to March 31, 2005), and issue 575,000 common shares, (issued 50,000 to March 31, 2005), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which may be purchased by the Company for $1,000,000.

The property consists of 3 recorded claims totaling approximately 1,700 hectares. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry zone, and the North Porphyry-Breccia zone.

The Company undertook an exploration program during the summer of 2004 under the supervision of Dr. Shane Ebert, the Qualified Person for the project. The program included geological mapping, 412 meters of backhoe trenching, rock and soil sampling and a ground magnetic survey. The initial budget for this program had been $30,000, however it was expanded once the initial investigation indicated that further work was warranted. As a result the actual costs incurred approximated $86,000.

Field work to date has identified a large prospective coincident copper in soils and geophysical anomaly in previously untested areas of the property. The anomaly is interpreted to be related to a mineralized porphyry style system under shallow cover and warrants further work, including drill testing. A total of 172 rock and 510 soil samples were collected and analyzed by ALS Chemex. Trenches encountered significant mineralized intervals in the porphyry complex including 30 meters grading 0.12% copper and 0.036 % molybdenum and 18 meters grading 0.25% copper and 0.031% molybdenum in continuous representative chip sampling.

The Company is encouraged by the results of its first phase of exploration. The program has confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high priority exploration target.

During the summer 2005 exploration program, the Company plans to collect approximately 200 soil samples on infill lines to further delineate anomalies identified in the 2004 summer program. Prospecting, recon mapping and sampling will be undertaken where warranted. This initial work is budgeted at approximately $15,000. The Company will undertake a drilling program to test historical intercepts and to attempt to extend known mineralization by drill testing the soil anomaly located on the west side of the fault at the south zone. The drill program, which is anticipated to occur mid to late summer, is budgeted at approximately $210,000. The budget has increased from the $150,000 originally estimated in the Company's news release announcing the closing of the private placement described in 6) Financing. The increase is due to a reassessment of work that would be performed and upward revisions to drilling costs which are increasing due to a shortage of rigs.

3) Operating Results

Three months ended March 31, 2005 compared to three months ended March 31, 2004

The net loss for the three months ended March 31, 2005 of $46,000 increased by $9,000 from the comparative three month period.

The primary contributor to the increased loss was an increase in general and administrative expenses of $10,000. Secretarial and office costs increased approximately $4,000 in the period due to time spent on the non-brokered private placement and increased administration costs associated therewith. Office lease costs increased approximately $1,400 as the Company assumed more office space in relation to other companies that share office space. Travel and promotion costs increased $2,000 due to promotion relating to increasing investor awareness and interest in the private placement. Administrative consulting costs increased approximately $2,000 due to greater time spent in relation to the private placement and increased reporting requirements.

Six months ended March 31, 2005 compared to six months ended March 31, 2004

The net loss for the six months ended March 31, 2005 of $605,000 increased approximately $544,000 from the comparative period loss of $61,000.

The write-off of mineral property costs of $536,000 was the primary contributor to the increased loss. The write-off pertained primarily to NAD, Yukon, (see 2) Mineral Properties above). An increase in office and secretarial and occupancy expenses also contributed to the increased loss. The reason for these increases is discussed in the three-month comparative above.

The "proceeds on disposal of mineral properties in excess of carrying costs" in the six months ended March 31, 2004 related to the sale of data regarding a British Columbia mineral property that had been written-off in a previous year.

The following summarizes the components of professional fees included in the statement of earnings:

	Six months ended March 31, 2005	**Six months ended March 31, 2004**
Legal and filing fees	$ 1,015	$ 3,033
Audit fees	5,750	5,000
Total	$6,765	$ 8,033

The following are the significant expenditures included in the General and Administrative expense financial statement category in the Statement of Operations:

	Six Months ended March 31, 2005	**Six Months ended March 31, 2004**
Administrative consulting fees	$ 11,950	$ 14,143
Occupancy costs	14,431	11,924
Office and secretarial	16,419	11,249
Travel and promotion	5,191	4,437
Insurance	2,196	1,620
Other	3,626	1,813
Total	$ 53,813	$ 45,186

4) Liquidity and Capital Resources

The Company's working capital position at March 31, 2005 was $900,000, (September 30, 2004 - $176,000). The Company expended $10,000, (net after receipt of mineral exploration incentives), on mineral property exploration and $83,000 on operations during the six months ended March 31, 2005. The large increase in cash operating expenses compared to the comparative period was due to the Company not having received rent expense reimbursements prior to period end in fiscal 2005 and due to the fact that, in the comparative period, the Company received amounts for rent reimbursement that had been outstanding for a number of periods prior thereto.

The Company received approximately $806,000 during the six months ended March 31, 2005, comprised of the private placement proceeds of $750,000 net of issue costs of $26,000 and proceeds of $82,000 from the exercise of options and warrants.

With the proceeds from the private placement, the Company is in a position to complete their planned summer exploration program, budgeted at approximately $280,000, and have sufficient cash to fund administrative requirements for the remainder of fiscal 2005 and 2006.

5) *Contractual Obligations*

The Company has office lease obligations and obligations associated with the acquisition of mineral properties as follows, (see note 6 to financial statements):
Office base lease obligation: fiscal 2005 and 2006 $48,600; fiscal 2007 - $12,200
CR property cash payments and share issuances required to complete acquisition:

Date	Cash	Common Shares
June 30, 2005	$15,000	50,000
June 30, 2006	$15,000	100,000
June 30, 2007	$15,000	100,000
June 30, 2008	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$85,000	525,000

See also 2) Mineral Properties, Yukon, d) Cuprum, regarding commitments associated with a property acquired after period-end.

6) Financing

On March 8, 2005, the Company closed a non-brokered private placement for gross proceeds of $750,000. The Company issued 5,454,545 non-flow-through units at $0.11 per unit and 1,071,428 flow-through units at $0.14 per unit. Each of the 5,454,545 units was comprised of one common share and one purchase warrant that may be exercised at $0.14 to March 7, 2007 to acquire one common share. Each of the 1,071,428 flow-through units was comprised of one flow-through common share and one non-flow-through warrant that may be exercised at $0.14 to March 7, 2007 to acquire one non-flow-through common share. The proceeds of the private placement were earmarked to undertake a drill program on the CR property in British Columbia, to evaluate new mineral prospects and for working capital purposes. It is expected that the mineral property expenditures that will be financed by this private placement will be incurred in the final two quarters of 2005.

During the year ended September 30, 2004, the Company undertook a private placement financing for net proceeds of $100,000. CDG Investments Inc. subscribed to 1,000,000 units of the Company at $0.10 per unit, with each unit comprised of one common share and one-half of a share purchase warrant. Each whole warrant could be exercised to purchase one common share at $0.15 per share to December 24, 2005. CDG exercised all of its warrants for $75,000 during the six months ended March 31, 2005. The proceeds of the financing were earmarked to evaluate new mineral exploration projects with an emphasis on porphyry-style copper/gold targets, for grass roots exploration and for general and administrative costs. Approximately $90,000 of this was spent on such exploration on the CR and Kendall properties in British Columbia. The remainder was applied to operations.

7) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results			
Interest and other income	$ 5,801	$ 6,799	$ 12,670
Net Loss	$ (120,881)	$ (440,693)	$ (153,031)
Basic and diluted loss per share	$ (0.01)	$(0.03)	$ (0.01)
Financial Position			
Working capital	$ 175,809	$ 316,206	$ 416,702
Total assets	$ 1,322,593	$ 1,348,994	$ 1,784,552
Share Capital	$ 7,124,199	$ 7,019,199	$ 7,110,533
Contributed Surplus	$ 91,334	$ 91,334	$ -
Deficit	$ (5,927,566)	$ (5,806,685)	$ (5,365,992)

The comparatively higher loss in 2003 is reflective of mineral property write-offs that year that aggregated approximately $333,000, (2004 - $16,000; 2002 - $8,000).

8) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	March 31 2005	Dec. 31 2004	Sept. .30 2004	June 30 2004	Mar. 31 2004	Dec. 31 2003	Sept. 30 2003	June 30 2003
Interest & Other	$1,134	$ 904	$1,203	$ 929	$ 2,035	$ 1,634	$ 2,104	$ 2,522
Net loss before mineral property write-offs and property proceeds	$(42,608)	$ (26,458)	$(25,825)	$ (18,300)	$ (36,822)	$ (26,478)	$(22,052)	$ (19,544)
Mineral property (write-offs) net of proceeds in excess of carrying cost	$(3,125)	$(533,145)	$ (8,248)	$ (7,708)	$ -	$ 2,500	$(9,195)	$ 1,382
Net Loss	$(45,733)	$(559,603)	$(34,073)	$ (26,008)	$ (36,822)	$ (23,978)	$(31,247)	$ (18,162)
Basic and diluted loss per share	$ 0.00	$ (0.03)	$ (0.01)	$ 0.00	$ 0.00	$ 0.00	$ (0.03)	$ 0.00

Interest revenue varies with the amount of invested cash and interest rates. The most significant influence on net income/loss is the amount of mineral property write-offs or proceeds on mineral properties in excess of carrying costs. General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods. The costs associated with the preparation of year-end filings are incurred primarily in the quarter ended December 31, resulting in comparatively higher general and administrative costs and consequently a greater net loss before mineral property adjustments than the preceding period.

9) Directors and Officers

Regan Chernish	Director and President
Jean Pierre Jutras	Director and Vice-President
James Devonshire	Director
Shane Ebert	Director
Pauline Woodrow	Director
Shari Difley	Chief Financial Officer
Barbara O'Neill	Corporate Secretary

10) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the six months ended March 31, 2005:

i) received or accrued $17,000 from corporations related by virtue of common officers and directors for rent of shared office space and $20,000 for lease operating and office costs.

ii) paid or accrued $18,000 for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (some of which is capitalized to mineral properties), accounting and administrative services provided.

iii) paid or accrued to a corporation related by virtue of certain common officers and directors $17,500 for allocated office and secretarial expenses

The amounts due to related parties on the balance sheet relate to the expenses described in 1(a)(ii) and (iii) and amounts due from related parties relate to rent and directly allocable administrative charges to related parties plus applicable goods and services taxes. The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

11) Exploration Expenditures

Refer to the Schedule of Mineral Properties included in the financial statements for expenditures incurred during the year on the various properties.

12) Capital Stock and Contributed Surplus

a) Authorized and Issued

Authorized: Unlimited number of voting common shares
Unlimited number of Class A preferred shares, issuable in series
Unlimited number of Class B preferred shares, issuable in series

Issued:

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2004	16,420,402	$7,124,199	$ 91,334
Private placement (net of issue costs of $26,280)	6,525,973	423,720	300,000
Warrants exercised	500,000	75,000	-
Options exercised	68,400	6,840	-
Balance March 31, 2005	**23,514,775**	**$7,629,759**	**$ 391,334**

b) Stock Options and Warrants

i) Options

No options were granted or cancelled during the six months ended March 31, 2005. Stock options to acquire 68,400 shares were exercised at $0.10 per share during the six months ended March 31, 2005. The following summarizes outstanding options, including expiries, at March 31, 2005, all of which vested immediately upon granting:

Number of options	Price	Expiry date
931,600	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
1,386,600		

b) **Stock Options and Warrants** (continued)

ii) Warrants

Warrant transactions during the six months ended March 31, 2005 and balances as at that date are summarized below:

	Number of warrants	Price	Expiry date
Balance September 30, 2004	500,000	$0.15	December 24, 2005
Exercised	(500,000)	$0.15	December 24, 2005
Issued pursuant to Private Placement (see 6)Financing)	6,525,973	$0.14	March 7, 2007
Balance March 31, 2005	**6,525,973**	$0.14	March 7, 2007

13) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the six months ended March 31, 2005. The Company does not employ a dedicated "investor relations" individual or firm.

14) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. During the 2005 Spring/Summer Exploration season the Company intends to conduct a prospecting program on the Tanner property with an estimated maximum budget of $15,000, conduct a sampling, prospecting and drilling program on the CR, British Columbia property with an estimated budget of $225,000 and perform due diligence work on the Cuprum, Yukon property expected to cost approximately $8,000. If this due diligence work proves promising, the Company will perform detailed mapping, soil sampling, ground magnetic surveys and possibly trenching at an expected cost of $30,000. In addition, the Company will undertake the removal of fuel drums and other field supplies from their Yukon properties. Costs, which are expected to aggregate approximately $20,000, have been accrued as a current liability at March 31, 2005 with $10,000 recorded as costs capitalized to each of the Tanner and JRS properties respectively.

15) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, and lack of operating cash flow. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

16) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

17) New Accounting Policies

Asset Retirement Obligations

Effective October 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis. The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary. An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

As at March 31, 2005 the Company has recorded an estimated current obligation of $20,000 for the removal of oil drums and miscellaneous items from its camp in the Yukon. While the Company is not legally liable for clean-up at this point in time, Management has determined that it will include this clean-up in its summer exploration plans. Management has estimated that discounted clean-up obligations for future periods are not significant.

18) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.